                      STRADLEY, RONON, STEVENS & YOUNG, LLP
                            2600 One Commerce Square
                        Philadelphia, Pennsylvania 19103
                            Telephone: (215) 564-8000
                            Facsimile: (215) 564-8120



                                                               February 15, 2006





VIA EDGAR TRANSMISSION
----------------------

Sara D. Kalin, Branch Chief--Legal
Securities and Exchange Commission
Mail Stop 3010
Washington, D.C. 20549



         Re: Pre-Effective Amendment No. 1 to Registration Statement on Form S-3, File No. 333-129704
                  ----------------------------------------------------------

Dear Ms. Kalin,

                  On behalf of Popular ABS, Inc. (the "DEPOSITOR"), we are filing with the Securities and Exchange Commission (the "COMMISSION") Pre-Effective Amendment No. 1 (the "AMENDMENT") to the Depositor's Registration Statement on Form S-3, File No. 333-129704 (the "REGISTRATION STATEMENT"). We are also delivering to the Staff via e-mail a courtesy copy of the Amendment marked to show changes from the initial filing of the Registration Statement.

                  On behalf of the Depositor, set forth below are responses to the Staff's comment letter dated December 12, 2005 (the "COMMENT LETTER"). The paragraph numbers correspond to the order in which the comments are presented in the Comment Letter and page references are to the courtesy copies of the Amendment delivered to the Staff. In addition, each term defined in the Registration Statement and used in this letter has the meaning ascribed to it in the Registration Statement.

           1.     The Depositor notes the Staff's comment.

           2. The Depositor confirms that it and all issuing entities previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving mortgage loans, the asset class covered by the Registration Statement.

                  The CIK code for the Depositor is 0001036804. The CIK codes for the issuing entities formed by the Depositor that had Exchange Act reporting obligations during the past 12 months are as follows:

                  ------------------------------------ ----------------------------- -----------------------
                            ISSUING ENTITY                   REGISTRATION NO.               CIK CODE
                         (Popular ABS Mortgage
                          Pass-Through Trust)
                  ------------------------------------ ----------------------------- -----------------------
                                2005-1                        333-115371-03                0001315489
                  ------------------------------------ ----------------------------- -----------------------
                                2005-2                        333-115371-04                0001321976
                  ------------------------------------ ----------------------------- -----------------------
                                2005-A                        333-115371-05                0001327058
                  ------------------------------------ ----------------------------- -----------------------
                                2005-3                        333-115371-06                0001330509
                  ------------------------------------ ----------------------------- -----------------------
                                2005-B                        333-115371-07                0001333532
                  ------------------------------------ ----------------------------- -----------------------
                                2005-4                        333-115371-08                0001336663
                  ------------------------------------ ----------------------------- -----------------------
                                2005-C                        333-115371-09                0001339476
                  ------------------------------------ ----------------------------- -----------------------
                                2005-5                        333-115371-10                0001341908
                  ------------------------------------ ----------------------------- -----------------------
                                2005-D                        333-115371-11                0001345450
                  ------------------------------------ ----------------------------- -----------------------
                                2005-6                        333-115371-12                0001346874
                  ------------------------------------ ----------------------------- -----------------------

           3. The Depositor notes the Staff's comment and the information regarding home equity loans has been deleted from the base prospectus. At this time, the Depositor does not intend to offer asset-backed securities involving home equity loans. If, in the future, the Depositor should determine to offer asset-backed securities involving home equity loans, the Depositor will either (a) file a post-effective amendment to the Registration Statement containing the appropriate disclosure and a representative form of prospectus supplement or (b) file a separate Registration Statement on Form S-3 relating to such asset-backed securities.

           4. The Depositor confirms that, as required under Form S-3 and Regulation AB, it plans to file finalized transaction agreements, including the exhibits to these agreements (other than the loan schedule attached to each pooling and servicing agreement, which contains personal information relating to the borrowers on the underlying mortgage loans), as exhibits to the Registration Statement or under cover of Form 8-K and incorporate them by reference into the Registration Statement at the time of each takedown in accordance with the provisions of Section 1100(f) of Regulation AB.

           5. The Depositor has addressed the Staff's comment by adding disclosure to the form of prospectus supplement (p. S-65).

           6. The Depositor has addressed the Staff's comment by changing references to "trust fund" to "issuing entity" in both the base prospectus and form of prospectus supplement.

           7. The Depositor has addressed the Staff's comment by deleting the referenced disclosure on page S-2 of the form of prospectus supplement. The Registrant understands that disclosure in prospectus supplements may enhance disclosure in the base prospectus but should not contradict it.

           8. The Depositor notes the Staff's comment and has revised the disclosure on page 16 of the base prospectus accordingly. No takedown from this shelf will involve assets other than those currently described in the base prospectus without the Depositor filing a post-effective amendment.

          9. The Depositor notes the Staff's comment and has included a sample graphic illustration in the form of prospectus supplement (p. S-9).

         10. The Depositor has addressed the Staff's comment regarding trigger events that could alter the flow of funds by adding disclosure to the form of prospectus supplement (p. S-11). Other than the optional termination already described, there are no other events that could trigger an early liquidation or amortization of the pool assets.

         11. The Depositor has addressed the Staff's comment regarding non-performing assets by adding disclosure to the form of prospectus supplement (p. S-29). The Depositor does not expect that delinquent assets will constitute more than a de-minimus percentage of the pool assets in a particular takedown and will monitor pool assets to be included in takedowns to ensure that the 20% threshold set forth in General Instruction I.B.5.(a)(ii) of Form S-3 is complied with for all takedowns.

         12. The disclosure referenced in the Staff's comment references mixed-use loans and reads in its entirety as follows:
                  "structures that contain both residential dwelling units and space used for retail, professional or other commercial uses." (p. S-26 of the form of prospectus supplement). No commercial loans will be included in takedowns conducted under the Registration Statement.

         13. The Depositor has addressed the Staff's comment on information required under Item 1108(d) of Regulation AB by adding disclosure to the base prospectus (p. 57). The Depositor believes that, with the addition of this new disclosure, all of the information required under Item 1108(d) has been provided (see pp. 57-59 of the base prospectus and pp. S-60-S-64 and S-91 of the form of prospectus supplement).

                  The Depositor notes the Staff's comment on inclusion, to the extent material, of historical statistical information regarding servicer advances, however, at this time the Depositor does not intend to include such information as it does not believe such information is material.

         14. The Depositor notes the Staff's comment but points out that the Foreclosure, Delinquency and Loss table on page S-62 of the form of prospectus supplement relates to the servicer's historical total portfolio experience and not to pool assets. Based on the Staff's Manual of Publicly Available Telephone Interpretations, it is the Depositor's understanding that this information is governed by general principles of materiality and is not subject to Item 1100(b) of Regulation AB. Please note that disclosure relating to the current and historical delinquency experience of pool assets is included on pages S-29, S-32, S-40 and S-48 and is presented in 30 day increments in accordance with Item 1100(b).

         15. The Depositor has addressed the Staff's comment by adding disclosure to the form of prospectus supplement (p. S-64).

         16. The Depositor has addressed the Staff's comment by adding disclosure to the form of prospectus supplement (p. S-88 and S-89).

         17. The Depositor notes the Staff's comment. The disclosure regarding financing provided by an affiliate does not relate to "use of proceeds" by the Depositor and, accordingly, has been revised and moved to the caption "METHOD OF DISTRIBUTION." The Depositor has also modified the disclosure under the caption "USE OF PROCEEDS" to (a) disclose the aggregate amount of expenses of the Depositor payable from the offering proceeds and (b) indicate the itemized amount that may be payable to the trustee (while the trustee is not an affiliate of the Depositor, this disclosure appears to be required by Item 1107(j) of Regulation AB).

         18. The Depositor has addressed the Staff's comment by adding disclosure to the form of prospectus supplement (p. S-119).

         19. The Depositor has addressed the Staff's comment by adding disclosure to the form of prospectus supplement (p. S-26).

         20. The Depositor has addressed the Staff's comment by adding disclosure to the form of prospectus supplement (p. S-65).

         21. The Depositor has addressed the Staff's comment by adding disclosure to the base prospectus (pp. 31-32).

         22. The Depositor has addressed the Staff's comment by modifying the disclosure in the base prospectus (pp. 36-38).

         23. The Depositor confirms that it will file any enhancement or support agreements regarding derivative instruments as exhibits to the Registration Statement or under cover of Form 8-K and incorporate them by reference into the Registration Statement at the time of each takedown in accordance with the provisions of Item 1100(f) and Item 1114(a), Instruction 1 of Regulation AB.

         24. The Depositor notes the Staff's comment and has filed Regulation AB compliant forms of Underwriting Agreement and Pooling and Servicing Agreement as exhibits to the Amendment.

                  We have been advised by the Depositor that it intends to request acceleration of effectiveness of the Registration Statement as soon as the Staff has completed its review thereof. Accordingly, the Staff's cooperation in reviewing this response as soon as possible would be greatly appreciated.

                  If you have any questions or require any additional information with respect to the Amendment or any other matter relating to this filing, please telephone the undersigned at 215-564-8090.

                                             Very truly yours,

                                             /s/ David H. Joseph

                                             David H. Joseph


cc:      Melinda Kramer
         James H. Jenkins

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